11021468

SEC MAIL PROCESSING SECTION
RECEIVED
[redacted]
WASH, D.C.
189

AB 4/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arjent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 22nd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert DePalo, CEO — (212) 446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C114	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 28 2011
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Robert DePalo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LUMARIE MELENDEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6183414
Qualified In New York County
My Commission Expires March 17, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

ARJENT LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Contents

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members of
Arjent LLC

We have audited the accompanying statement of financial condition of Arjent LLC (the "Company") as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arjent LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, New York
February 18, 2011

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

ARJENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets		
Cash	$	154,000
Clearing deposit		75,002
Due from broker		340,988
Property, Furniture & Equipment, at cost less accumulated depreciation of $108,393)		10,957
Other receivables		321,381
Total assets	$	902,328
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	55,605
Commissions payable		224,565
Total liabilities		280,170
Members' equity		622,158
Total liabilities and members' equity	$	902,328

ARJENT LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2010

Revenues:	
Commission income	$ 2,888,936
Interest and dividend income	266
Postage income	255,226
Realized gain (loss) on investment	(12,971)
Other income	1,477
Total revenues	3,132,934
Expenses:	
Advertising	53,828
Clearing fees	123,382
Compensation and broker costs	1,899,895
Depreciation and amortization expense	28,667
Fees	56,842
Insurance	72,464
Management fees	109,023
Office expense	142,084
Payroll tax expense	101,041
Legal and professional fees	182,584
Regulatory expense	42,476
Rent	245,685
Technology and informational services	69,936
Training and development	27,920
Other expenses	129,678
Total expenses	3,285,505
Net loss	$ (152,571)

ARJENT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2010

		Total
Members' equity - January 1, 2010	$	308,729
Contribution		466,000
Net loss		(152,571)
Members' equity - December 31, 2010	$	622,158

ARJENT LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (152,571)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization expense	28,667
Changes in assets and liabilities	
Increase (decrease) in operating assets and liabilities:	
Clearing deposit	(75,002)
Due from clearing broker	(227,413)
Employee advances	29,402
Other receivables	(321,381)
Accounts payable	16,977
Commission payable	209,739
Other assets	27,304
Net cash provided by operating activities	(464,278)
Cash flows from financing activities:	
Member contribution	466,000
Net cash provided by financing activities	466,000
Net increase in cash	1,722
Cash - beginning of year	152,278
Cash - end of year	$ 154,000

ARJENT LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

Year ended December 31, 2010

NET CAPITAL	
Equity	$ 622,158
Deductions and/or charges	
Non-allowable assets:	
Property furniture & fixtures	10,957
Other receivables	56,386
Other assets	321,381
Total non-allowable assets	388,724
Tentative Net Capital	233,434
Haircuts	0
Net Capital (15c3-1)	$ 233,434
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 280,170
Total aggregate indebtedness	$ 280,170
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirements	
Greater of 6 2/3% of aggregated indebtedness or $5,000	$ 18,678
Excess net capital	$ 214,756
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 205,417
Ratio: Aggregate indebtedness to net capital	1.20 to 1

ARJENT LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

Year ended December 31, 2010

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 622,158	$ 622,158	-
Deductions and/or charges			
Non-allowable assets:			
Property, furniture & equipment (net)	10,957	10,957	-
Other receivables	56,386	56,386	-
Other assets	321,381	321,381	-
Total non-allowable assets	388,724	388,724	-
Tentative Net Capital	233,434	233,434	-
Haircuts	0	0	-
Net Capital (15c3-1)	$ 233,434	$ 233,434	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 280,170	$ 280,170	-
Total indebtedness	$ 280,170	$ 280,170	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement Greater of 6 2/3% of aggregated indebtedness or $5,000	$ 18,678	$ 18,678	-
Excess net capital	$ 214,756	$ 214,756	-
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 205,417	$ 205,417	-
Ratio: Aggregate indebtedness to net capital	1.20 to 1	1.20 to 1	0.00%